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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                                    FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For The Fiscal Year Ended December 31, 2001

          OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934


                    For the transition period _____ to _____

                             COMMISSION FILE NUMBER
                                     0-27222

         CFC INTERNATIONAL, INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

                             CFC INTERNATIONAL, INC.
                                500 State Street
                            Chicago Heights, IL 60411


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


REQUIRED INFORMATION


                                                                 Page

(a)  Financial Statements - Plan financial statements and        3-13
     schedules prepared in accordance with financial reporting requirements of ERISA.

     See accompanying Index of Financial Statements and
     Supplemental Schedules attached hereto, which is incorporated herein by reference.

(b)  Signatures                                                  14

(c)  Exhibits                                                    15
     23   Consent of Independent Accountants

CFC International, Inc.
Employees' Savings and Investment Plan


Report on Audits of Financial Statements and Supplemental Schedule

As of December 31, 2001 and 2000 and
for the Year Ended December 31, 2001

CFC International, Inc.
Employees' Savings and Investment Plan

Index of Financial Statements and Supplemental Schedule
--------------------------------------------------------------------------------

                                                                  Page(s)



Report of Independent Accountants                                    5

Financial Statements:
   Statement of Net Assets Available for Plan Benefits,
     December 31, 2001 and 2000                                      6

   Statement of Changes in Net Assets Available for
     Plan Benefits for the Year Ended December 31, 2001              7

   Notes to Financial Statements                                  8-11

Supplemental Schedule:

   Schedule of Assets (Held at End of Year)
     December 31, 2001                                               I





Schedules of additional information required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants



To the Participants and Administrator of the CFC International, Inc. Employees' Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the CFC International, Inc. Employees' Savings and Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.







May 3, 2002

CFC International, Inc.
Employees' Savings and Investment Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000
--------------------------------------------------------------------------------


                                                   2001             2000
Assets

Investments:
   Participant directed investments             $7,466,623       $7,675,235
   Loans to participants                            69,486           68,403
                                                ----------       ----------
                                                 7,536,109        7,743,638
                                                ----------       ----------

Receivables:
   Employer contributions                            9,469           10,675
   Employee contributions                           32,138           35,478
   Interest from participant loans                     448                -
                                                ----------       ----------
                                                    42,055           46,153
                                                ----------       ----------

Net assets available for plan benefits          $7,578,164       $7,789,791
                                                ==========       ==========


              The accompanying notes are an integral part of these
                             financial statements.

CFC International, Inc.
Employees' Savings and Investment Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------



Additions:
   Investment income (loss):
     Net depreciation in fair value of investments (see note 3)     $ (500,851)
     Interest income                                                     6,544
                                                                    -----------
         Net investment loss                                          (494,307)
                                                                    -----------
   Contributions:
     Employer                                                          141,770
     Employee                                                          472,384
                                                                    -----------
         Total contributions                                           614,154
                                                                    -----------
         Total additions                                               119,847
                                                                    -----------
Deductions:
   Benefits paid to participants                                       331,474
                                                                    -----------
         Total deductions                                              331,474
                                                                    -----------
Net decrease                                                          (211,627)
Net assets available for plan benefits, beginning of year            7,789,791
                                                                    -----------
Net assets available for plan benefits, end of year                 $7,578,164
                                                                    ==========



              The accompanying notes are an integral part of these
                             financial statements.

CFC International, Inc.
Employees' Savings and Investment Plan

Notes to Financial Statements
--------------------------------------------------------------------------------




1.   Plan Description

     The following description of the CFC International, Inc. Employees' Savings and Investment Plan (the "Plan") is provided for general information purposes only. Interested parties should refer to the summary plan description or plan agreement for more complete details of the Plan's provisions.

     The Plan is a defined contribution plan whose purpose is to provide retirement benefits for eligible employees of CFC International, Inc. (the "Employer") who have completed at least one year of service and have attained age 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Through November 27, 2001, LaSalle National Trust, N.A. was the trustee of the Plan. On November 27, 2001, all assets were transferred to the Chicago Trust Company ("Trustee"), a related company to LaSalle National Trust, N.A. The Trustee holds the Plan's investment assets and executes investment transactions.

     Contributions

     Eligible employees ("Participants") may contribute between 2% and 18% of their annual compensation under a salary deferral agreement, subject to limits imposed by the Internal Revenue Code. Of this amount up to 18% may be pre-tax contributions and up to 18% may be after-tax contributions. For each participant's salary deferral contribution up to a maximum of 4% of annual compensation, as defined, the Employer will make matching contributions of 50% of such participant's pre-tax contribution. In addition, the Employer can make a discretionary contribution to the Plan each year.

     Participant Accounts, Vesting and Forfeitures

     Participant accounts are credited with each participant's current contribution and a share of the Plan's earnings. The Employer's matching contributions are credited annually. The allocation of Plan earnings are based on the proportion that the balance of each participant's account invested in an investment fund bears to the total balance of all participants' accounts invested in that investment fund. Participants immediately vest in their own contributions and in the Employer's matching contributions. Participants gradually become vested in the Employer discretionary contribution, with full vesting after 7 years of service. There were no Employer discretionary contributions in 2001 or 2000. Forfeitures of non-vested balances are used to reduce the Employer's contribution for the Plan year. Forfeitures were $2,939 and $667 in 2001 and 2000, respectively.

     Payment of Benefits

     The benefit to which a participant is entitled is the participant's share of contributions, plan earnings and vested portion of employer contributions. Upon termination of service, each participant may elect to receive his or her accumulated benefits either in lump sum or in installments over periods specified in the Plan. Upon retirement, death or termination, the participant or beneficiary is entitled to the vested value of the funds allocated to the participant's account. Based upon the participant's election with spousal consent, the distribution may be in a lump sum or in a series of installments over a period of time.

CFC International, Inc.
Employees' Savings and Investment Plan

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

     Participant Loans

     The Plan provides that a participant may borrow an amount of at least $1,000 in multiples of $100 not to exceed the lessor of 50% of the participant's vested account balance or $50,000 less the excess of the highest outstanding loan balance during the previous one year period over the outstanding balance as of the date of the loan. Each participant note carries an interest rate equal to the prime rate at the time of the loan plus 1%. Repayment occurs through payroll withholding over a period not to exceed 60 months, unless the loan is for the purchase or construction of a home, in which case the repayment period may extend to 180 months.

     Expenses

     All recordkeeping and administrative expenses incurred by the Plan were paid by the Employer in 2001 and 2000.

     Risks and Uncertainties

     The Plan provides for investment in various mutual funds, money market funds and certain equity securities. Such investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with such investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amount reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     Investment Valuation and Investment Income

     Under provisions of the plan, participants may direct the Trustee to invest their contributions, as well as employer contribution, in any of the investment options available under the Plan.

     Investment options are mutual funds and equity securities, valued at fair value as determined by the Trustee, using quoted market prices when available. Loans to participants are carried at the outstanding principal amount which is estimated to approximate fair value. Interest rates on participant loans outstanding at December 31, 2001 were 6.5% to 10.5%.

     Purchases and sales of securities, including related gains and losses, are recorded on a trade-date basis.

     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (deprecation) on those investments.

CFC International, Inc.
Employees' Savings and Investment Plan

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

     Contributions

     Employer matching and employee contributions are recognized during the period in which the participant's related compensation is earned. Employer discretionary contributions are recognized during the period in which approved by the Employer's board of directors. No discretionary contributions were made during the years ended December 31, 2001 and 2000.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.   Investments

     The following table presents individual participant direct investment options that represent 5% or more of the Plan's net assets as of December 31:


                                                   2001             2000

     LaSalle S&P 500 Index Fund                   $        -      $4,001,792
     ABN AMRO Treasury Money Market Fund                   -       1,053,866
     ABN AMRO International Equity Fund                    -         434,028
     ABN AMRO Small Cap Fund                               -         478,541
     ABN AMRO Fixed Income Fund                            -       1,512,199
     ABN AMRO Chicago Capital Money Market Fund    1,228,769               -
     ABN AMRO S&P 500 Index Fund                   4,133,732               -
     ABN AMRO Income Plus Fund                     1,081,726               -
     Veredus Aggressive Growth Fund                  490,651               -


     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $500,851 as follows:

                                                                2001

     Money market fund                                       $  36,601
     Mutual funds                                              (48,548)
     Common stock                                              (19,847)
     Collective trusts                                        (469,057)
                                                             ----------
                                                             $(500,851)
                                                             =========

4.   Party-in-Interest Transactions

     Party-in-interest transactions consisted of loans made to participants and investments in the CFC International Unitized Stock Fund. In addition, since all investments other than loans to participants are held by the Trustee, such investments constitute party-in-interest transactions.

CFC International, Inc.
Employees' Savings and Investment Plan

Notes to Financial Statements, Continued
--------------------------------------------------------------------------------

5.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   Termination of Plan and Amendments

     The Employer believes the Plan will continue without interruption, however, it has the right to amend or terminate the Plan at any time. Should the Plan be terminated, participant account balances become 100% vested and Plan assets, after allowances for expenses of administration or liquidation, are to be allocated proportionately to each participant based on the net aggregate value of the participants' investments determined as of the date of Plan discontinuance.

     The Plan was amended in 2002 to eliminate the age and service requirements. Effective January 1, 2002, all active employees are eligible to participate in the Plan. Employer matching contributions vest after one year of service.

7.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001, to the Form 5500:


                                                                   2001

     Benefits paid to participants per the
       financial statements                                      $331,474
     Add:   Amounts allocated to withdrawing participants
       at December 31, 2001                                       293,144
     Less:   Amounts allocated to withdrawing participants
       at December 31, 2000                                             -
                                                                 --------
     Benefits paid to participants per the Form 5500             $624,618
                                                                 --------

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

                              SUPPLEMENTAL SCHEDULE

                                                                      Schedule I

CFC International, Inc.
Employees' Savings and Investment Plan

Schedule of Assets (Held at End of Year)
December 31, 2001
--------------------------------------------------------------------------------

                                    (c)
                              Description of
           (b)                Investment Including
     Identity of Issue,       Maturity Date, Rate of                   (e)
     Borrower, Lesor,         Interest, Collateral,         (d)       Current
(a)  or Similar Party         Par or Maturity Value         Cost      Value

 *   ABN AMRO Treasury        ABN AMRO Chicago Capital
                                Money Market Fund                    $1,228,769

 *   ABN AMRO Treasury        ABN AMRO S&P 500 Index
                                Collective Fund                       4,133,732

 *   ABN AMRO Treasury        ABN AMRO Stated Principal
                                Value Collective Fund                 1,081,726

 *   ABN AMRO Treasury        Veredus Aggressive Growth Fund            490,651

 *   ABN AMRO Treasury        American Century International
                                Growth Fund                             344,358

 *   ABN AMRO Treasury        Artisan Mid-Cap Growth Fund                14,974

 *   CFC International, Inc.  CFC Unitized Stock Fund                   172,413

 *   Participant loans        6.5% to 10.5% interest per annum
                                with maturity dates between
                                January 2002 and March 2016              69,486
                                                                     ----------
     Total assets                                                    $7,536,109
                                                                     ==========



* Indicates a party-in-interest

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                           CFC INTERNATIONAL, INC. EMPLOYEES'
                           SAVINGS AND INVESTMENT PLAN



                           BY: /s/ Dennis W. Lakomy
                           Dennis W. Lakomy
                           Plan Administrator



Date:  June 25, 2002

                                                                      EXHIBIT 23






                       CONSENT OF INDEPENDENT ACCOUNTANTS





We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 222-2978 and 333-32481) of CFC International, Inc. of our report dated May 3, 2002 relating to the financial statements of the CFC International, Inc. Employees' Savings and Investment Plan, which appears in this Form 11-K.






PricewaterhouseCoopers LLP
Chicago, Illinois
June 24, 2002